Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of May 2006                         Commission File Number 1-11854


                                 NATUZZI S.p.A.
                 (Translation of Registrant's name into English)



                               Via Iazzitiello 47
                             70029 Santeramo, Italy
                          (Address of principal office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  x   Form 40-F
                      ----          ----


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes     No  X
                ---    ---


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

            Natuzzi S.P.A. - FIRST QUARTER 2006 Financial
                     Results and Conference Call


    SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--May 18, 2006--Natuzzi S.p.A. (NYSE:NTZ) ("Natuzzi" or "the Company") will release FIRST QUARTER 2006 Financial Results on Wednesday May 24th, 2006 at 4:00 p.m. New York time (9:00 p.m. London time - 10:00 p.m. Italian time).
    Pasquale Natuzzi, Chief Executive Officer and Chairman, Daniele Tranchini, Chief Sales & Marketing Officer, Nicola Dell'Edera, Finance Director and Chief Financial Officer a.i., and Fred Starr, Chief Executive Officer and President of Natuzzi Americas, will discuss financial results, followed by a question and answer session, in a teleconference at 10:00 a.m. New York time (3:00 p.m. London time - 4:00 p.m. Italian time) on Thursday May 25th, 2006.
    Replay of this event will be available on our web-site, www.natuzzi.com, starting from 15:00 Italian time on Friday May 26th, 2006.

    About Natuzzi S.P.A.

    Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture.
    Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 123 markets on 5 continents.
    Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 131 stores, which it licenses to qualified furniture dealers. Outside Italy, the Company sells to various furniture retailers, as well as through 149 licensed Divani & Divani by Natuzzi and Natuzzi Stores.
    Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.


    CONTACT: Natuzzi  S.p.A.
             Investor Relations, +39-080-8820-812
             investor_relations@natuzzi.com
             or
             Corporate Press Office, +39-080-8820-124 relazioni.esterne@natuzzi.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          NATUZZI S.p.A.
                                          (Registrant)


Date:  May 18th, 2006                     By: /s/ GIUSEPPE DESANTIS
                                              ----------------------------------
                                                               Giuseppe Desantis